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                                                                EXHIBIT (a)(1.3)

                                                               E-MAIL MESSAGE TO
                                                         ELIGIBLE OPTION HOLDERS

                                 AUTOBYTEL INC.
                            18872 MACARTHUR BOULEVARD
                            IRVINE, CALIFORNIA 92612


December 14, 2001

Dear Autobytel Inc. Option Holder:

As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market value price of our common stock.

Our board of directors is concerned that these options are not creating a meaningful long-term performance incentive for our directors and employees. Accordingly, I am pleased to inform you that the board of directors has approved a voluntary stock option exchange program. Under the program, you will have the opportunity to exchange all of your outstanding stock options with an exercise price of more than $4.00 for new stock options to be granted within 20 business days after the date which is at least six months after we accept and cancel the options which are elected for exchange. The exercise price of the new options will be determined on the date of grant.

The number of stock options you will receive will be based on an exchange ratio which is determined by the exercise price of the options you elect to exchange. The new stock options will have a new vesting schedule.

The offer to exchange your options is being made under the terms and subject to the conditions of an offer to exchange and letter of transmittal which accompany this message. The offer to exchange contains detailed information about the program, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the program and the terms of stock options that you will be eligible to receive in the event that you decide to participate.

We make no recommendation as to whether you should elect to exchange your options. Each employee and/or director must make his or her individual decision.

If you have any questions concerning the program, please call or e-mail Ariel Amir, our General Counsel, at (949) 225-4500 or ariela@autobytel.com.

Sincerely,

Jeffrey A. Schwartz
President & Chief Executive Officer